Kadmon Holdings, Inc.
 450 East 29th Street

New York, NY 10016

April 19, 2017

VIA FACSIMILE AND EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Attention:Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re: Kadmon Holdings, Inc.
Registration Statement on Form S-1

Filed April  10, 2017

File No. 333-217230

Dear Ms.  Hayes:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-217230) (the “Registration Statement”) of Kadmon Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 9:00 a.m., Eastern time, on April 21, 2017, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Sophia Hudson at (212) 450-4762.

Thank you for your assistance in this matter.

Very truly yours,

KADMON HOLDINGS, INC.

By:	/s/ Steven N. Gordon
Name: Steven N. Gordon
Title: Executive Vice President and General Counsel, Chief Administrative, Compliance and Legal Officer

cc:Michael Kaplan, Davis Polk & Wardwell LLP

Sophia Hudson, Davis Polk & Wardwell LLP